UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TechTeam Global, Inc.

File No. 000-16284 - CF# 18007

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TechTeam Global, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-K filed on March 16, 2006.

Based on representations by TechTeam Global, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.25   through December 1, 2008

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief-Legal